UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 February 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Wins European Business Award for Customer Focus

31 January 2007

31 January 2007

TNT Wins European Business Award for Customer Focus

TNT Express has won a "European Business Award" for the most customer focused company in Europe. This renowned prize is supported by several organisations including CMS, AXA, Grey EMEA, Siemens, Société Générale and The Wall Street Journal Europe.

TNT Express won the prize in the "Customer Focus" category, which recognizes companies that "best demonstrate that they have the customer at the heart of their business and deploy and manage their resources to most effectively meet the needs of their customer base". Chris Goossens, Director Customer Experience, TNT Express, collected the award during a ceremony at the Conrad Hotel in Brussels, on 31 January.

The winners were chosen in six categories from hundreds of companies by a jury of European academics, business specialists and board members from European enterprises. The decision was based on several criteria including the company's customer management strategy, the deployment of its resources to meet the needs of the clients and customer related innovations.

Mrs. Marie-Christine Lombard, Managing Director of TNT's express division, said: "As TNT Express strives to be truly customer centric, each of us has a role to play, including drivers, operations and warehouse staff, marketing, finance and administration personnel as well as other management functions. Everything that we do has to be customer-oriented."

For more information, please see the following website: http://businessawardseurope.com/

About TNT Express

TNT Express is the express delivery services division of TNT. It delivers 3.5 million parcels, documents and pieces of freight a week to over 200 countries using its network of nearly 900 depots, hubs and sortation centres. TNT Express operates over 19,000 road vehicles and 46 aircraft and has the biggest door-to-door air and road express delivery infrastructure in Europe.

TNT Express employs over 48,000 staff worldwide and is the first ever organisation to achieve global recognition as an Investor in People. The company recorded revenues of € 4.4 billion in the first nine months of 2006. Operating income from TNT Express increased by 24.5% to € 407 million in the first nine months of 2006 compared to the same period in 2005. The TNT Express website is: http://www.tnt.com/express

TNT N.V.

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and € 921 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 1 February 2007